Contact

www.linkedin.com/in/dr-farnoush-fadavi-b1404496 (LinkedIn)

Top Skills

Endodontics

Dentistry

Clinical Research

Patents

ENZYME WELLNESS COMPOSITIONS AND METHODS OF USE

Dr. Farnoush Fadavi

President and Founder of Bala Enzyme. Endodontist
Los Angeles Metropolitan Area

Experience

University of Southern California
Adjunct Assistant Professor of Clinical Dentistry | Herman Ostrow School of Dentistry
January 2025 - Present (5 months)
Los Angeles, California, United States

Bala Enzyme
Founder
2019 - Present (6 years)
Seal Beach, California, United States

Soft Touch Endodontics dental group
Endodontist
2001 - Present (24 years)

Boston University Henry M. Goldman School of Dental Medicine
Clinical Instructor
1998 - 2000 (2 years)
Boston, Massachusetts, United States

Education

Boston University Henry M. Goldman School of Dental Medicine
Post Doctorate Certificate, Endodontics/Endodontology · (1996 - 1998)

Tufts University School of Medicine
Doctor of Dental Medicine - DMD · (1992 - 1996)

Northeastern University
Bachelor of Science - BS, Health and Science · (1990 - 1992)

Harvard School of Dental Medicine
RDH Certificate · (1988 - 1990)